# CHEMBIO DIAGNOSTICS, INC.

## CORPORATE FACT SHEET

*March 2016*

## STOCK INFORMATION(as of March 4, 2016)

| | |
|---|---|
| Ticker: | CEMI |
| Exchange: | Nasdaq |
| Share Price: | $5.54/share |
| Market Cap: | $53.34Million |

## CORPORATE HIGHLIGHTS

- Global Provider of High Quality POC Infectious Disease Assays
  - Sales in 43 countries

- Patented DPP® (Dual Path Platform) Technology
  - Multiple products sold into Latin America and U.S.
  - Lead Product: DPP® HIV 1/2 Assay for Blood/Oral Fluid
  - FDA Approved & CLIA-Waived

- Future Pipeline of DPP® POC Assays (internal development)
  - HIV-Syphilis Combination Assay (U.S.)
  - Malaria Assay

- Ongoing Collaborations and Development Projects for:
  - Dengue Fever
  - Zika
  - Ebola
  - Febrile Illness
  - Flu Immunostatus
  - Brain Injury
  - Cancer (specific form)

## COMPANY SNAPSHOT

**Chembio Diagnostics, Inc.** (NASDAQ: CEMI) develops, manufactures, licenses and markets rapid diagnostic assays in the growing $8.0 billion point-of-care (POC) testing market. In addition to its branded and proprietary HIV assays, which it sells in the U.S. and internationally, the Company has several ongoing collaborations for the development of diagnostic assays for Malaria, Dengue Fever, Zika, Ebola and other febrile illness, flu immunostatus, brain injury and a specific form of cancer.

**Dual Path Platform (DPP®)** is Chembio's patented POC technology, which offers significant advantages over lateral-flow technologies, including enhanced sensitivity and the ability to conduct multiple tests from a single sample (multiplexing). DPP® continues to provide Chembio with a growing pipeline of business opportunities for the development and manufacture of new products.

## CHEMBIO'S LEAD PRODUCTS

### DPP® HIV-Syphilis Assay
***available in selected markets*
- Rapid, muliplex detection of HIV 1, HIV 2, and syphilis using a single sample



### DPP® HIV 1/2 Assay
- Rapid detection of HIV 1 and HIV 2 antibodies in oral fluid and all blood matrices



### HIV 1/2 STAT-PAK® Assay
- Single-use, rapid, visual detection of HIV 1 and HIV 2 antibodies



### SURE CHECK® HIV 1/2 Assay
- Self-contained, single-use collection & testing device
- Sold outside U.S. by Chembio
- Sold in U.S. as Clearview ® Complete



# CHEMBIO'S DPP® DUAL PATH PLATFORM

- Patented technology
- Allows improved sensitivity and specificity compared to lateral flow technology
- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)
- Offers application within infectious disease and potential for a number of other indications

**Mechanism** → **Results**



**Screening Assays**



**Confirmatory/Multiplex Assays**



## Sexually Transmitted Diseases

### HIV
- 35 million people living with HIV/AIDS worldwide (2013)
- More than 1.1 million people in the U.S. are living with HIV infection, and approximately 1 in 8 are unaware of their infection

### Syphilis
- Approx. 12 million people globally become ill with syphilis annually
- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663

## Fever Diseases

### Malaria
- Approximately 198 million infections and 584,000 deaths annually (2013)

### Dengue Fever
- Approximately 100 million infections annually with 40% of the world population at risk (2013)

### Ebola
- Approximately 28,000 infections and 11,000 deaths in 2014 – 2015

### Zika
- In February 2016, WHO declared the Zika virus a "public health emergency of international concern," as the virus spread to more than 20 countries.

## DPP® PIPELINE & COLLABORATORS

**Chembio Internal Development:**
- DPP® HIV-Syphilis Assay (U.S. market)
- DPP® Malaria Assay

**Development Collaborations:**
- DPP® Dengue Fever – Undisclosed collaborator
- DPP® Ebola & Febrile Illness –CDC Contractor
- DPP® Flu Immunostatus – CDC Contractor
- DPP® Traumatic Brain Injury – Perseus Science Group LLC
- DPP® Cancer (a specific form) – Undisclosed collaborator
- DPP® Fever Panel – The Paul G. Allen Ebola Program
- DPP® Zika Assay – The Paul G. Allen Family Foundation

**Tech Transfer and Distribution:**
- DPP® technology for Geenius™ HIV 1/2 Confirmatory Assay – Bio Rad
- DPP® product distribution in Brazil – Oswaldo Cruz Foundation
- DPP® Ebola and DPP® Febrile Illness - CDC Research Agreement
- DPP® co-branding and distribution in Brazil – Labtest,Diagnostica SA
- DPP® tech transfer, manufacture and distribution in Malaysia – RVR
- DPP® Micro Reader

## SENIOR EXECUTIVE OFFICERS

**John J. Sperzel III**
*- Chief Executive Officer*

**Richard Larkin, CPA**
*-Chief Financial Officer*

**Sharon Klugewicz, M.S.**
*-Chief Operating Officer*

**Javan Esfandiari, M.S.**
*-Chief Science & Technology Officer*

*Chembio Diagnostics, Inc.*
3661 Horseblock Road
Medford, NY 11763
631-924-1135
www.chembio.com

*Company Contact*
**Susan Norcott**
**Chembio Diagnostics, Inc.**
**631-924-1135, ext. 125**
**snorcott@chembio.com**

*Investor Relations*
**Stephanie Diaz**
**Vida Strategic Partners**
**415-675-7401**
**sdiaz@vidasp.com**